SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2006

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on November 9, 2006 announcing "ECtel Reports Record Revenue and Continued Growth in Q3 2006". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  December 10, 2006

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Index to Exhibits

Exhibit No.                    Exhibit

1                                     Press Release issued November 9, 2006

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EXHIBIT 1

ECtel Reports Record Revenue and Continued Growth in Q3 2006

Strong bookings and significant improvement of gross margins over last year

ROSH HA'AYIN, Israel, November 9, 2006. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today reported financial results for the third quarter ended September 30, 2006.

Third quarter 2006 Highlights

●        Record quarterly revenues of $7.3 million, up 19% from $6.2 million in the third quarter of 2005; Eighth quarter of sequential growth.

●        Pro-forma (non-GAAP) net income at a new record of $0.64 million, or 3 cents per fully diluted share.   Net loss (GAAP) for the third quarter of 2006 was $0.53 million, or 3 cents  per fully diluted share.

●        Margins remain strong with pro-forma gross margin at 61%, a significant increase over the 53% reported for the third quarter of 2005.

●        ECtel wins new clients for its next generation of the FraudView® Product, FraudView® release 8.

●        ECtel commenced its share buy-back program.

Revenues for the third quarter were $7.3 million, up 2.2% from $7.2 million in the previous quarter, and up 19% from $6.2 million in the third quarter of 2005.

Pro-forma (non GAAP) net income for the third quarter of 2006 was $0.64 million, or 3 cents per fully diluted share. Pro-forma net income for the previous quarter was $0.57 million, or 3 cents per fully diluted share. Pro-forma net loss for the third quarter of 2005 was $0.26 million or a loss of 1 cent per share.

ECtel`s pro forma net income differs from results reported under U.S. GAAP.  This is due to adjustments made for acquisition related amortization of intangible assets, expenses related to a due-diligence and negotiations process which was carried out related to a potential acquisition, and share-based compensation expenses. The accompanying tables provide a full reconciliation from non-GAAP to GAAP results for the third quarter results.

Net loss (GAAP) for the third quarter of 2006 was $0.53 million, or 3 cents  per fully diluted share.  This is compared to net income of $0.27 million, or 1 cent per fully diluted share, for the second quarter of 2006 and a net loss of $0.1 million, or 1 cent per share, for the third quarter of 2005.

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GAAP net loss for Q3 2006 included an exceptional general and administrative expense of $0.64 million. This expense relates to a due-diligence and negotiations process in connection with a potential acquisition. Management took the decision during the quarter, to discontinue these negotiations. Accordingly, these expenses are fully included in the third quarter statement of operations.

Management took the decision during the quarter to discontinue this process. Accordingly, these expenses are fully included in the third quarter statement of operations. Management expects that the above-mentioned process related expenses to only affect third quarter 2006 expenses.

ECtel ended the third quarter with cash, cash equivalents, and marketable bonds and securities at $49.5 million or $2.59 per diluted share.

Eitan Naor, CEO and President of ECtel said, "We are committed to our strategy of organic growth while taking advantage of our strong cash position to pursue  M&A opportunities having the potential to additionally contribute to our growth and increase shareholder value. We also continue to repurchase our ordinary shares pursuant to our previously announced buyback plan.  To date, we have spent over $11.4 million buying back more than 2.3 million of our shares."

"We believe our product innovation strategy has been working very well for us and provides us with a competitive advantage evident from our recent wins" continued Mr. Naor. "This includes the successful introduction of the new generation of our FraudView® solution earlier this year. It has won us new business and several of our key customers have already decided to upgrade to FraudView® release 8.. We expect that more will follow."

Mr. Naor concluded, "As we continue to  grow and broaden our customer base, more operators see the advantages of our solutions and turn to us to address their revenue management needs ."

Guidance

ECtel fine-tunes its guidance for 2006. It expects 2006 annual revenues of between $28.5 to $29 million.  Pro-forma (non GAAP) net income for the year 2006, is expected to be in the range of $2.4 - 2.6 million. On a GAAP basis ECtel expects net income to be in the range of $0.3 - 0.5 million.

The significant reduction in cash as well as commissions paid in connection with the buyback program executed during the fourth quarter of 2006, has reduced financial income in the fourth quarter and our annual net income expectation has been adjusted accordingly.

2007 guidance will be announced together with the announcement of the fourth quarter results. Guidance is current as of today only and ECtel undertakes no obligation to update its estimates.

Conference call

ECtel management will host a teleconference later today at 10:00 am EST (09:00 am CST, 07:00 am PST, and 5:00 pm Israel time) to discuss its third quarter results.

Eitan Naor, President & CEO and Ron Fainaro, Senior Vice President & CFO will co-host the call. To participate, please request the ECtel Q/3 2006 Earnings Results Conference call, at one of the following numbers:

               In the United States:  1-888-281-1167

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    In Israel: 03-9180610

    In the United Kingdom: 0-800-917-5108

    All Other International Callers: +972-3-9180610

A web-cast replay will be available at www.ectel.com

About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves prominent tier one operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to guidance, plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, to successfully materialize business opportunities, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to guidance and forward-looking statements to reflect events or circumstances following the date hereof or to reflect the occurrence of unanticipated events

Contacts:

ECtel Ltd. Ron Fainaro Senior Vice President and CFO Tel: +972-3-9002102 Fax: +972-3-9002103 Email: ronf@ectel.com	ECtel Ltd. Dana Rubin MarCom Manager Tel: +972-3-9002656 Fax: +972-3-9002103 Email: danar@ectel.com

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ECtel Ltd.

Consolidated Balance Sheets

$ in thousands

	September 30 2006	June 30 2006	December 31 2006
Assets

Current assets

Cash and cash equivalents (including marketable bonds)	28,833	25,477	24,860
Short-term investments	12,963	14,392	14,442
Receivables:
Trade, net	7,093	7,287	5,775
Other	1,824	1,640	1,538
Related parties	-	-	132
Inventories	2,320	2,572	2,837

Total current assets	53,033	51,368	49,584

Long-term marketable securities

	7,738	9,229	11,986

Long-term other receivables	1,593	1,521	1,464

Property, plant and equipment, net

	2,450	2,504	2,436

Goodwill	11,722	11,722	11,701

Other assets, net	459	537	852

Total assets	76,995	76,881	78,023
Liabilities and Shareholders` Equity

Current liabilities

Trade payables	4,437	4,028	4,616
Related parties	-	-	151
Advances from customers	745	329	1,445
Other payables and accrued liabilities	6,568	6,776	7,435

Total current liabilities	11,750	11,133	13,647

Long-term liabilities
Liability for employee severance benefits	2,816	3,189	3,008

Total liabilities	14,566	14,322	16,655

Total shareholders` equity, net

62,429	62,559	61,368

Total liabilities and shareholders` equity

76,995		76,881	78,023

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ECtel Ltd.

Consolidated Statements of Operations - GAAP

$ in thousands except share and per share data

Three months ended		Nine months ended		Three months
September 30,		September 30,		ended June 30,
2006	2005	2006	2005	2006

Revenues	7,310	6,156	21,136	16,623	7,151
Cost of revenues	2,879	2,912	8,432	8,239	2,797

Gross profit	4,431	3,244	12,704	8,384	4,354

Research and development costs, net	1,115	780	3,154	2,550	1,051
Selling and marketing expenses	2,494	1,906	6,785	5,381	2,224
General and administrative expenses	1,826	1,191	3,632	3,040	1,133
Restructuring and related costs (income)	-	(163)	-	(163)	-
Amortization of acquisition-related intangible assets	66	-	357	-	130

Operating loss	(1,070)	(470)	(1,224)	(2,424)	(184)
Financial income, net	536	374	1,406	1,014	456

(Loss) income before taxes	(534)	(96)	182	(1,410)	272

Tax benefit	-	-	-	(20)	-

Net (loss) income	(534)	(96)	182	(1,390)	272

Basic (loss) earnings per share	(0.03)	(0.01)	0.01	(0.08)	0.01
Diluted (loss) earnings per share	(0.03)	(0.01)	0.01	(0.08)	0.01

Weighted average number of shares outstanding used to compute basic (loss) earnings per share	18,220,987	18,165,673	18,208,709	18,156,006	18,221,546
Weighted average number of shares outstanding used to compute diluted (loss) earnings per share	18,220,987	18,165,673	19,324,014	18,156,006	19,180,636

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ECtel Ltd.

Consolidated Statements of Operations - NON-GAAP

$ in thousands except share and per share data

To supplement the consolidated financial results prepared in accordance with GAAP, we include Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share, which are non-GAAP financial measures. These non-GAAP financial measures consist of GAAP financial measures adjusted for acquisition related amortization of intangible assets, expenses related to a due-diligence process which was carried out in the framework of an examination of a potential acquisition which had reached advanced stages, and share-based compensation expenses. These non-GAAP financial measures exclude the effects of aforesaid elements because we believe these excluded costs are not related to our operating performance and measures. Also, it provides consistent and comparable measures to help investors understand our current and future operating performance that our management uses as a basis for planning and forecasting future periods.

These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies and should not be regarded as a replacement for corresponding GAAP measures.

The following table reconciles Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share to Net Income (Loss), Basic Net Earnings (Loss) Per Share and Diluted Net Earnings (Loss) Per Share, and the line items contributing to such figures, respectively, in each case the most directly comparable GAAP measure, ($ in thousands, except share and per share data).

Three months ended September 30, 2006			Nine months ended September 30, 2006
GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Revenues	7,310	-		7,310	21,136	-		21,136
Cost of revenues	2,879	(16)	(*)	2,863	8,432	(50)	(*)	8,382

Gross profit	4,431	16		4,447	12,704	50		12,754

Research and development costs, net	1,115	6	(*)	1,121	3,154	(18)	(*)	3,136
Selling and marketing expenses	2,494	(364)	(*)	2,130	6,785	(454)	(*)	6,331
General and administrative expenses	1,826	(734)	(*) (**)	1,092	3,632	(924)	(*) (**)	2,708
Amortization of acquisition-related intangible assets	66	(66)		-	357	(357)		-

Operating (loss) income	(1,070)	1,174		104	(1,224)	1,803		579
Financial income, net	536	-		536	1,406	-		1,406

Net (loss) income	(534)	1,174		640	182	1,803		1,985

Basic earnings per share	(0.03)	0.04	0.01	0.11
Diluted earnings per share	(0.03)	0.03	0.01	0.10

Weighted average number of shares outstanding used to compute basic earnings per share	18,220,987	18,220,987	18,208,709	18,208,709
Weighted average number of shares outstanding used to compute diluted earnings per share	18,220,987	19,111,862	19,324,014	19,324,014

(*) Share-based compensation expenses

(**) Including expenses related to a due-diligence process in amount of $ 0.64 million

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ECtel Ltd.

Consolidated Statements of Cash Flows

$ in thousands

Three months ended September 30		Nine months ended September 30,		Three months ended June 30,
2006	2005	2006	2005	2006

Cash flows from operating activities

Net (loss) income for the period	(534)	(96)	182	(1,390)	272

Adjustments to reconcile net (loss) income to
cash provided by (used in) operating activities:

Depreciation and amortization	226	208	840	896	292
Loss (gain) on sale of property, plant and equipment	-	50	(11)	50	-
Premium amortization of long-term marketable securities	19	64	130	208	48
Decrease (increase) in trade receivables	194	931	(1,318)	9,580	(2,194)
(Increase) decrease in other receivables	(184)	741	(286)	(1,113)	(314)
Share-based compensation expenses	468	-	806		170
Decrease (increase) in inventories	252	(66)	517	1,217	(266)
Increase (decrease) in trade payables	320	(184)	(54)	1,183	156
Increase (decrease) in advances from customers	416	(837)	(700)	(2,121)	(127)
Decrease (increase) in related parties, net	-	182	(19)	576	1,459
(Decrease) increase in other payables and accrued liabilities	(213)	286	292	(5,944)	80
(Decrease) increase in liability for employee severance benefits	(373)	182	(192)	201	(72)

Net cash provided by (used in) operating activities	591	1,461	187	3,343	(496)

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ECtel Ltd.

Consolidated Statements of Cash Flows (cont'd)

$ in thousands

Three months ended September 30,		Nine months ended September 30,		Three months ended June 30,
2006	2005	2006	2005	2006

Cash flows from investing activities

Investment in short-term investments, net	(999)	-	1,346	-	2,345
Investment in on property, plant and equipment	-	(326)	(581)	(372)	(127)
Payments in consideration with acquisition of newly consolidated subsidiaries	-	-	(1,185)	-	(570)
Long-term deposits (funding) withdrawal	(8)	-	(53)	8	(5)
Proceeds from sale of property, plant and equipment	-	63	11	63	-
Employee severance rights funding	(64)	(23)	(76)	(54)	(8)
Proceeds from maturity of long-term marketable securities	3,900	2,000	8,999	4,545	3,595
Investment in long-term marketable securities	-	(7,882)	(4,748)	(16,463)	-

Net cash provided (used in) by investing activities	2,829	(6,168)	3,713	(12,273)	5,230

Cash flows from financing activities

Repurchase of shares	(239)	-	-	-	-
Issuance of ordinary shares	175	35	312	35	103

Net cash (used in) provided by financing activities	(64)	35	312	35	103

Net increase (decrease) in cash and cash equivalents	3,356	(4,672)	4,212	(8,895)	4,837

Cash and cash equivalents at beginning of the period	25,477	30,213	24,860	34,436	20,640

Cash and cash equivalents at end of the period	28,833	25,541	29,072	25,541	25,477

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